UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Yatra Online, Inc.
 (Name of Issuer)

Ordinary Shares, par value $0.0001 per share
 (Title of Class of Securities)

G98338109
 (CUSIP Number)

July 26, 2019
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[     ]            Rule 13d-1(b)

[ X ]            Rule 13d-1(c)

[     ]            Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 5 Pages

SCHEDULE 13G

CUSIP No. G98338109		Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RELIANCE INFRASTRUCTURE LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Maharashtra, India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
441,601

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
441,601

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
441,601

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.1% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) This percentage is based on 40,062,828 Shares (as defined herein) outstanding as of March 31, 2019, according to the Issuer’s annual report on Form 20-F/A filed on August 5, 2019.

SCHEDULE 13G

CUSIP No. G98338109		Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Yatra Online, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1101-03, 11th Floor, Tower-B, Unitech Cyber Park, Sector 39, Gugaon Haryana 122002, India

Item 2(a).	Name of Person Filing

Reliance Infrastructure Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Reliance Centre, Santa Cruz (E), Mumbai, Maharashtra, India 400 055

Item 2(c).	Citizenship:

Reliance Infrastructure Limited is incorporated in Maharashtra, India under the Indian Companies Act of 1913.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value $0.0001 per share (the “Shares”)

Item 2(e).	CUSIP Number:

G98338109

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:
Item 4(a)	Amount Beneficially Owned:

As of August 19, 2019, Reliance Infrastructure Limited may be deemed the beneficial owner of 441,601 Shares.

Item 4(b)	Percent of Class:

As of August 19, 2019, Reliance Infrastructure Limited may be deemed the beneficial owner of 1.1% of Shares outstanding.

SCHEDULE 13G

Page 4 of 5 Pages

Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	441,601
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	441,601
(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SCHEDULE 13G

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Reliance Infrastructure Limited

By:	/s/ Sridhar Narasimhan
Name: Sridhar Narasimhan
Title: Chief Financial Officer

August 20, 2019